May 25, 2023

FILED VIA EDGAR

Joshua Gorsky

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biodexa Pharmaceuticals Plc

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Filed May 12, 2023

File No. 333-270353

Dear Mr. Gorsky:

On behalf of our client, Biodexa Pharmaceuticals Plc, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter of comment dated May 22, 2023 to the Company regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-270353) (the “Registration Statement”), as filed with the SEC on May 12, 2023 (“Amendment No. 1”). The Company is concurrently filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T.

The Company respectfully submits the following response with respect to the comments contained in the May 22, 2023 letter. For ease of reference, the Staff’s comments are set forth in italic type immediately before the corresponding response submitted by the Company.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1, filed May 12, 2023

Cover Page

1.	We note your disclosure in the explanatory note stating that the underlying registration statement originally covered the resale of up to an aggregate of 108,489,511 ordinary shares represented by 21,697,902 ADSs. However, the explanatory note also references the company's Form F-1 filed March 8, 2023, declared effective on March 24, 2023, which registered 2,169,790,225 ordinary shares representing 86,791,609 ADSs. We then note that this Post-Effective Amendment relates to the resale of an aggregate of 7,661,935 ordinary shares represented by 1,532,387 ADSs. Please revise your explanatory note and/or cover page disclosure to reconcile and explain the inconsistencies in the share and ADS figures.

Securities and Exchange Commission

May 25, 2023

In response to the Staff’s comment, the Company respectfully advises the Staff that, as described in Amendment No. 1, on March 27, 2023, following shareholder approval, the Company effected a one-for-20 reverse split of its ordinary shares, and its ordinary shares began trading on AIM, a market operated by the London Stock Exchange plc, on a split-adjusted basis as of such date. As a result of the reverse stock split, the number of issued and outstanding ordinary shares was reduced to 8,667,337 shares as of such date. Concurrently with the reverse split, the Company effected a ratio change in the number of ordinary shares represented by its American depositary shares (“ADSs”) from 25 ordinary shares per ADS to five ordinary shares per ADS. As a result, the change in the number of ordinary shares resulting from the reverse stock split, as well as the change in the number of ADSs resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in the Registration Statement, as amended, to the extent applicable.

Amendment No. 1 further updates the amount of shares offered under the Registration Statement, as amended, to reflect a reduced amount due to a number of shares sold having been sold by the selling stockholders since the Registration Statement was initially declared effective.

Further, in response to the Staff’s comment, the Company has revised the disclosure in the Explanatory Note of Amendment No. 2 to further clarify the ratio change and reverse stock split and its effect on the share and per share amounts included therein.

Exhibits

1.	We note that the opinion of counsel attached as Exhibit 5.1 is dated August 5, 2020; however, the legal opinion filed with the original Form F-1 was dated March 8, 2023. We also note that the number of ordinary shares referenced in the filed opinion does not appear consistent with the number of shares reflected in this Post-Effective Amendment. Please advise or file a corrected opinion.

In response to the Staff’s comment, the Company respectfully advises the Staff that the incorrect legal opinion was inadvertently filed as an exhibit to Amendment No. 1 and the Company has filed the correct legal opinion as Exhibit 5.1 to Amendment No. 2. Such legal opinion was originally filed as Exhibit 5.1 to the Registration Statement on March 8, 2023 and reflects the original number of securities registered at such time prior to the reverse stock split and ratio change described above.

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Securities and Exchange Commission

May 25, 2023

If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact me at (617) 348-4416 (JSMcCaffrey@mintz.com).

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:	Joshua Gorsky and Laura Crotty, SEC Staff

Stephen Stamp, Chief Executive Officer and Chief Financial Officer